Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

1	Plantronics India Private Limited	India
2	Plantronics Pty. Limited	Australia
3	Brazil Plantronics Telecommunicacoes Ltda.	Brazil
4	Plantronics Canada Inc.	Canada
5	Plantronics International Ltd.	Cayman Islands
6	Plantronics Communications Technology (Suzhou) Co., Ltd.	China
7	Plantronics Trading (Suzhou) Co., Ltd	China
8	Plantronics France SARL	France
9	Plantronics GmbH	Germany
10	Plantronics Acoustics Italia S.R.L.	Italy
11	Plantronics Rus LLC	Russia
12	Plantronics Japan Ltd.	Japan
13	Plantronics Europe Ltd.	Malta
14	Plamex, S.A. de C.V.	Mexico
15	Plantronics B.V.	Netherlands
16	Plantronics Singapore PTE LTD	Singapore
17	Plantronics Iberia, S.L.	Spain
18	Plantronics Nordic AB	Sweden
19	Plantronics Belgium BVBA	Belgium
20	Plantronics Limited	United Kingdom
21	Plantronics Chile Ltda.	Chile